Exhibit 99.1

Earnings Release — 2Q19

Nexa reports adjusted EBITDA of US$118 million in 2Q19

Luxembourg, July 31, 2019 — Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the second quarter of 2019. This Earnings Release should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nexa and the notes thereto for the three and six months ended June 30, 2019. This document contains forward-looking statements.

Highlights

Operational and Financial

•                 Consolidated net revenue reached US$613 million in the second quarter compared with US$637 million a year ago driven by lower LME prices.

•                 Zinc production in 2Q19 was 91kt, down 1% from 2Q18 due to lower production in Cerro Lindo.

•                 Adjusted EBITDA was US$118 million in 2Q19, negatively affected by a US$12 million increase in provisions in the period, compared with US$108 million in 1Q19 and US$163 million a year ago.

•                 Mining cash cost in 2Q19 was impacted by lower by-products revenue due to lower LME prices and higher operating unit costs, mostly driven by the increase in treated ore volume, while smelter cash cost was positively affected by higher treatment charges.

•                 Net income totaled US$23 million, US$0.15 per share, in 2Q19.

•                 Net Debt to Adjusted EBITDA for last twelve months stood at 1.3x. Liquidity remains strong at US$860 million.

•                 An updated technical report for Cerro Lindo is expected to be completed by year end 2019. We also expect to release updated technical reports for our greenfield projects (Pukaqaqa, Magistral, and Hilarión) before the end of 2019.

2019 Guidance

•                 We are maintaining our 2019 guidance for zinc production and updating guidance for the other metals. We are reducing copper and lead production, while increasing silver and gold. Investment and sales guidance for the year remain unchanged. Refer to our Nexa | Guidance 2019 section for further details.

Expansion projects

Aripuanã

•            Construction works continue to advance and 58% of the total project capex has been committed.

•            The professional qualification program for future mine and plant operations has started and 515 local candidates have been selected (of which nearly 54% are women).

Vazante

•            Vazante deepening project reached 81% of physical completion.

•            The dry-stacking tailings project was completed and ramp-up is in progress.

CEO Message — Tito Martins

“Considering our performance, after a challenging first semester, particularly at Cerro Lindo, we revised our projections and are maintaining our guidance for zinc, our principal metal. Zinc production should improve as mine grades and processing volume are expected to increase in line with our mine plan. Metal sales guidance is also unchanged and we expect the smelters will continue to perform and deliver our annual guidance.

Despite the volatile short-term scenario, I would like to reinforce that our investment decisions are based on a long-term strategic analysis and we remain positive in the outlook for zinc and copper markets. We are confident Nexa has a differentiated position to deliver value for all our stakeholders, supported by the improvement of our operations and our robust growth project portfolio.

Unfortunately, we had a fatal accident with one of our employees in Cerro Lindo. We would like to express our condolences to the family. We completed a full investigation and the necessary measures to improve our processes were implemented. I also take the opportunity to reinforce that health and safety in the workplace remain our top priorities and we continue to work in our policies and procedures to eliminate accident risks.”

Selected indicators

US$ million (except indicated otherwise)	2Q19	1Q19	2Q18	2Q19 vs. 2Q18		1H19	1H18	1H19 vs. 1H18

Treated ore (kt)	3,227.8	3,321.4	3,146.6	2.6%		6,549.2	6,295.4	4.0%
Metal sales (kt) (1)	156.0	145.5	152.1	2.5%		301.5	298.6	1.0%

Consolidated net revenue	613.3	569.8	636.5	(3.6)%		1,183.1	1,312.7	(9.9)%

Mining	44.0	82.5	116.3	(62.2)%		126.5	276.9	(54.3)%
Smelting	73.4	25.8	46.7	57.1%		99.2	76.6	29.5%
Eliminations & adjustments	1.1	(0.5)	(0.1)	—		0.7	0.7	—
Adjusted EBITDA (2)	118.5	107.9	162.9	(27.3)%		226.3	354.2	(36.1)%
Adj margin EBITDA (%)	19.3%	18.9%	25.6%	(6.3	)p.p.	19.1%	27.0%	(7.9	)p.p.

Sustaining	34.0	22.4	14.9	—		56.5	24.3	—
Expansion	40.1	24.0	19.2	—		64.0	28.9	—
HSE	14.5	14.7	20.5	—		29.2	31.7	—
Others	6.1	3.8	3.9	—		9.9	6.6	—
Capital Expenditures	94.6	65.0	58.5	—		159.6	91.5	—

Liquidity and Indebtedness
Total cash (3)	860.1	913.8	1,153.0	—		860.1	1,153.0	—
Net debt	612.2	560.5	260.8	—		612.2	260.8	—
Net debt / LTM EBITDA	1.3x	1.1x	0.4x	—		1.3x	0.4x	—

Mining production | contained in concentrate
Zinc (kt)	91.4	89.7	92.3	(1.0)%		181.1	179.5	0.9%
Copper (kt)	8.4	9.0	9.0	(6.0)%		17.5	19.6	(11.0)%
Lead (kt)	13.1	12.3	12.7	3.2%		25.4	25.0	1.8%

(1) Consolidated sales of metallic zinc and zinc oxide (in kt of product volume). Kt refers to one thousand metric tons.

(2) Refer to “Use of Non-IFRS Financial Measures” for further information. The sum of segment adj. EBITDA does not equal consolidated adj. EBITDA due to adjustments before consolidation, please refer to the 2018 Financial Statements note 1.

(3) Cash, cash equivalents and financial investments.

Nexa | Guidance 2019

Despite slower global economic growth and uncertainties regarding commodity prices in the short term, we are positive about the long-term scenario and market fundamentals for both zinc and copper.

Nexa Resources should continue to enjoy regional competitive advantage, as a significant part of our revenues originate from Latin America. At the same time, we will continue focusing our efforts on our long-term growth strategy. We have been preparing our balance sheet since our IPO in 2017 to support our short and medium-term investment plans (both with our greenfield and brownfield development projects) in order to build a differentiated, sustainable, cost-efficient, and integrated business model.

Production guidance

After our operational performance in 1H19 and considering the current mining plans, we are updating our 2019 production guidance for the mining segment slightly decreasing our copper and lead production ranges and increasing our silver and gold production ranges while maintaining our zinc production guidance.

The main assumptions are:

•                  Higher treated ore volumes should compensate for forecasted lower grades (as foreseen in our technical reports due to mining deepening);

•                  Continuous development of new stopes and galleries in Cerro Lindo; and

•                  Productivity gains in Brazil.

Metal Contained (in concentrate)		2018	2019 Previous guidance	2019 Updated guidance	1H19
Zinc	kt	373	375 - 395	NO CHANGE	181
Copper	kt	39	37 - 40	35 - 38	17
Lead	kt	52	52 - 57	50 - 55	25
Silver	koz	7,992	8,000 - 8,600	8,400 - 9,000	4,310
Gold	koz	29	21 - 23	22 - 24	12

Sales guidance

For 2019, our smelting sales guidance remains unchanged. The expected slowdown in Cajamarquilla production during the implementation of the Jarosite process conversion should be partially offset by our regular production throughout 2019 across all our smelters (with some potential productivity gains in Três Marias and Juiz de Fora, as previously stated in our 2019 guidance released in January, 2019).

Smelting sales		2018	2019 estimated	1H19
Zinc Metal	kt	579	573 - 591	283
Zinc Oxide	kt	38	37 - 39	18
Total	kt	617	610 - 630	301

Capex guidance

Nearly half of our capital expenditures in 2019 will be directed towards expansion, continuously focusing on brownfield life-of-mine extensions and our greenfield projects pipeline. The other half is mostly related to sustaining (28%) and Health, Safety and Environmental expenditures (17%). We maintain our Capex guidance for 2019.

Capex per segment (US$ million)	2019 estimated	1H19
Mining (excluding Aripuanã)	177	86
Smelter	94	31
Aripuanã(1)	140	33
Others	9	10
Total	420	160

Mineral exploration and project development guidance

In mineral exploration, we continue our efforts to increase reserves and resources. We maintain our guidance for 2019. Our mineral exploration expense guidance of US$75 million relates mainly to brownfield (US$36 million) and greenfield (US$33 million). Our project development expense guidance of US$53 million includes US$30 million directed towards projects in FEL1 and FEL2 stages, of which US$23 million are related to greenfields (~US$14 million for Shalipayco) and US$7 million related to brownfields.

Opex (US$ million)	2019 estimated	1H19
Mineral exploration	75	33
Project development	53	16
Total	128	48

Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

Please note that all our estimates (guidance) for production, sales, CAPEX and OPEX are based on several assumptions that management believes to be reasonable and representative of the Company’s expectations as of the publication of this report. Our independent registered public accounting firm (PricewaterhouseCoopers) has not audited, compiled, performed any procedures on, or reviewed these estimates and, therefore does not express an opinion or any other form of assurance with respect to these estimates. Accordingly, you should not place undue reliance on these estimates, which may differ materially from our final results. Please refer to the Cautionary Statement on Forward-Looking Statements at the end of this release.

(1)  Assumes Nexa will invest 100% of the 2019 capex estimated for Aripuanã. Nexa holds a 70% stake in the Aripuanã project.

Market Overview | 2Q19

LME Prices	2Q19	1Q19	2Q18	2Q19 vs. 2Q18	1H19	1H18	1H19 vs. 1H18

US$/t
Zinc	2,763	2,702	3,112	(11.2)%	2,732	3,268	(16.4)%
Copper	6,113	6,215	6,872	(11.1)%	6,165	6,917	(10.9)%
Lead	1,885	2,036	2,388	(21.1)%	1,962	2,456	(20.1)%

Source: Bloomberg

Zinc

In 2Q19, the London Metal Exchange (“LME”) zinc price averaged US$2,763/t (or US$1.25/lb), down 11.2% from 2Q18, but up 2.2% from 1Q19. Zinc prices started the quarter at US$3,018/t, but reversed the upward trend in May, reaching a low of US$2,518/t (or US$1.14/lb) at the end of June, driven by (i) the U.S. and China trade war escalation after an easing perspective in the first quarter; (ii) the deceleration of the manufacturing sector in China in recent months; and (iii) the inflow of metal in LME stocks.

Despite recent movements in the official warehouses (increasing LME stocks while SHFE stocks were decreasing at the end of June), refined zinc stocks worldwide are still at very low levels, mainly driven by the ongoing constraint on Chinese smelters production while mine production has improved.

As a result, zinc benchmark treatment charges (“TCs”) have increased and currently approximate ~US$240-250/t compared to an average benchmark of US$147/t in 2018.

The global economy continued to be affected by the trade tension between China and U.S. and despite both sides agreeing to halt tariff increases and restart negotiations, the market is still skeptical on the conflict’s resolution.

As a consequence, global zinc demand declined 1.0% in 2Q19 compared with 2Q18, but increased 2.2% compared with 1Q19, according to Wood Mackenzie’s estimates.

Copper

The average copper LME price in 2Q19 was US$6,113/t (US$2.78/lb), down 11% when compared to the same quarter of 2018 and down 2% from 1Q19.

Although LME and SHFE stocks decreased by 43kt at the end of June compared to the end of March, the deterioration of the U.S. and China trade war situation in early May (after the U.S. government decided to raise tariffs on Chinese goods) exerted downward pressure on prices. Negotiations between the U.S. and China resumed in mid-June, at the G20 meeting, supporting copper price recovery.

TCs faced a downward pressure in 2Q19 from 1Q19, as some Chinese smelters were under maintenance during this period. Supply constraints were also aggravated by strikes in some Peruvian mines, Atacama rains in Chile as well as some operating issues in the African Copper belt.

Lead

The LME average lead price in 2Q19 was US$1,885/t (US$0.85/lb), 21% and 8% lower compared to the average price in 2Q18 and in 1Q19, respectively.

Despite a decrease of lead inventories on the LME from 79kt at the end of March to 66kt at the end of June, prices were also affected by the deteriorated sentiment following the trade war escalation.

Foreign Exchange

	2Q19	1Q19	2Q18	2Q19 vs. 2Q18	1H19	1H18	1H19 vs. 1H18
BRL/USD (Average)	3.922	3.768	3.606	8.8%	3.845	3.424	12.3%
BRL/USD (End of period)	3.832	3.897	3.856	(0.6)%	3.864	3.590	7.7%
PEN/USD (Average)	3.321	3.324	3.259	1.9%	3.323	3.281	1.3%
PEN/USD (End of period)	3.288	3.319	3.273	0.5%	3.303	3.273	0.9%

The average exchange rate for the Brazilian Real in 2Q19 was 3.922/US$, up 8.8% from the second quarter a year ago. Comparing 2Q19 over 1Q19 (3.768/US$), the average Brazilian Real exchange rate depreciated 4.1%. After reaching a maximum of 4.105/US$ on March 5th, the Brazilian currency began to rebound driven by favorable developments in the Brazil’s pension reform and, consequently, better economic sentiment in the market.

The average exchange rate for Peruvian soles in 2Q19 was 3.321/US$, down 1.9% year over year, following the appreciation of the U.S. dollar against the majority of global currencies.

Consolidated performance

Net revenue

US$ million	2Q19	1Q19	2Q18	2Q19 vs. 2Q18	1H19	1H18	1H19 vs. 1H18
Revenues — Mining	246.1	272.2	301.3	(18.3)%	518.3	628.6	(17.5)%
Revenues — Smelting	508.8	455.0	520.2	(2.2)%	963.8	1077.5	(10.6)%
Intersegment results	(140.7)	(159.2)	(184.2)	(23.6)%	(299.9)	(392.6)	(23.6)%
Adjustments	(0.9)	1.8	(0.8)	7.3%	0.9	(0.8)	—
Net Revenue	613.3	569.8	636.5	(3.6)%	1,183.1	1,312.7	(9.9)%

Net revenue of US$613 million in 2Q19 was 4% lower compared to the same period of 2018. This decrease is mainly explained by lower LME zinc, copper and lead prices, offsetting the 2.6% increase in metallic zinc sales volume.

When compared to 1Q19, LME average zinc price increased 2%, while prices of copper and lead decreased 2% and 8%, respectively.

In the first six months of 2019 net revenue of US$1,183 million was 10% lower compared to the same period of 2018, also driven by lower metal prices, down 16% for zinc, 11% for copper, and 20% for lead.

COGS

US$ million	2Q19	1Q19	2Q18	2Q19 vs. 2Q18	1H19	1H18	1H19 vs. 1H18
Cost of sales - Mining	(186.6)	(199.0)	(176.1)	6.0%	(385.6)	(348.6)	10.6%
Cost of sales - Smelting	(426.7)	(427.2)	(481.7)	(11.4)%	(853.8)	(998.4)	(14.5)%
Intersegment results	140.7	159.2	184.2	(23.6)%	299.9	392.6	(23.6)%
Adjustments	(6.2)	(20.4)	(0.8)	N/A	(26.6)	(4.9)	—
Cost of sales	(478.7)	(487.3)	(474.3)	0.9%	(966.1)	(959.3)	0.7%

In 2Q19, cost of sales amounted to US$479 million, slightly higher (+1%) year-over-year. Lower concentrate cost at our smelters due to lower LME base metal prices, higher benchmark TCs compared to 2Q18, and gains from the average depreciation of the BRL against the U.S. dollar. All these effects were offset by higher unit costs in our mining segment, due to an increase in treated ore volume.

During 1H19, cost of sales were also up 1% compared to the same period of 2018, mainly driven by the above-mentioned reasons.

SG&A

Selling, general and administrative (“SG&A”) expenses amounted to US$42 million in 2Q19, down 4% compared to 2Q18, positively driven by the BRL depreciation against the U.S. dollar.

Adjusted EBITDA

In 2Q19, Adjusted EBITDA was US$118 million, down 27% from the same period a year ago. The main factors that contributed to this result were (i) lower base metal prices; (ii) higher unit costs in our mining segment; and (iii) an increase in exploration and project development disbursements in accordance to our plan; which were partially offset by (iv) the increase in by-products revenue in our smelting segment, mainly, attributable to higher sulfuric acid price; (v) the U.S. dollar appreciation against Brazilian real; and (vi) the positive effect of IFRS-16(2) adoption of US$5 million. Adjusted EBITDA in second quarter was also negatively affected by an increase in certain non-cash provisions with respect to labor claims and an inventory write-off in the total amount of US$12 million.

Adjusted EBITDA in the first six months of the year amounted to US$226 million, decreasing 36% from the prior-year period. Sales volume growth and higher by-products revenue in our smelting segment were offset by lower base metal prices and higher mining costs. The positive impact of US$13 million, related to the 12% average U.S. dollar appreciation against Brazilian real, was offset by the non-recurring expenses described above described.

Net financial result

The net financial result was a loss of US$15 million, compared to a loss of US$26 million in 1Q19. This improvement was mainly driven by net gain in foreign exchange variation of US$8 million versus a US$2 million loss in 1Q19.

Excluding the effect of the foreign exchange variation, the net financial result in 2Q19 was slightly better with a loss of US$23 million compared to a loss of US$24 million in previous quarter.

US$ thousand	2Q19	1Q19	2Q18

Financial income	9,766	8,028	10,562

Financial expenses	(33,173)	(31,574)	(31,589)

Foreign exchange variation (FX)	8,063	(2,338)	(131,359)

Net financial result	(15,344)	(25,884)	(152,386)
Net financial result excluding FX	(23,407)	(23,546)	(21,027)

Net income

Nexa recorded net income of US$23 million in 2Q19, primarily driven by higher metal sales and better margins in our smelting segment in comparison with the first quarter. Compared to 2Q18, which was negatively affected by non-cash foreign exchange losses on intercompany loans, net income increased US$59 million. Net income attributable to Nexa’s shareholders was US$20.4 million in 2Q19 resulting in earnings per share (“EPS”) of US$0.15.

In the first six months of 2019, net income was US$15 million compared with US$27 million in the same period a year ago, a decrease of 45%, driven by lower metal prices and higher mining costs.

(2)  As of January 1, 2019 Nexa adopted IFRS 16 — Leases accounting policy. For further information and its impact, please refer to the Note 4 of the consolidated interim financial statements at and for the three-month period ended June 30, 2019.

Business Performance

Mining Segment(3),(4)

Mining production

Consolidated		2Q19	1Q19	2Q18	2Q19 vs. 2Q18		1H19	1H18	1H19 vs. 1H18
Treated Ore	kt	3,228	3,321	3,147	2.6%		6,549	6,295	4.0%

Grade
Zinc	%	3.23	3.10	3.35	(12	)bps	3.16	3.27	(11	)bps
Copper	%	0.33	0.35	0.36	(3	)bps	0.34	0.39	(5	)bps
Lead	%	0.54	0.49	0.53	2	bps	0.52	0.51	0	bps
Silver	oz/t	0.95	0.87	0.89	6.9%		0.91	0.89	2.7%
Gold	oz/t	0.004	0.005	0.013	(67.9)%		0.00	0.01	(50.1)%

in Content
Zn	kt	91.4	89.7	92.3	(1.0)%		181.1	179.5	0.9%
Cu	kt	8.4	9.0	9.0	(6.0)%		17.5	19.6	(11.0)%
Pb	kt	13.1	12.3	12.7	3.2%		25.4	25.0	1.8%
Ag	koz	2,226	2,084	1,857	19.9%		4,310	3,747	15.1%
Au	koz	5.5	6.5	7.1	(23.4)%		11.9	14.5	(17.7)%

In 2Q19, treated ore volume was 3,228kt, up 2.6% from the same quarter a year ago, driven primarily by Vazante (+13.1%) and Morro Agudo (+12.8%), partially offsetting lower average zinc and copper head grades (which were down 12bps and 3bps to 3.23% and 0.33%, respectively). Average lead grade was 0.54%, up 2bps from 2Q18.

Zinc equivalent(5) metal production totaled 135.2kt, relatively flat compared to 2Q18 (135.6kt), as the decrease in copper production year-over-year was mostly offset by an increase in lead and silver production.

Zinc production of 91kt in the quarter was 1% lower than 2Q18. The main reason was a 7% decrease in Cerro Lindo production, which was affected by the accident in the mine (described below); offsetting higher zinc production from the other mines. Copper was also affected by Cerro Lindo performance and production in the second quarter was 6% lower than a year ago at 8.4kt partially due to a decrease in average copper grades by 3bps to 0.33%.

In 2Q19, lead production was 13kt, up 3% from 2Q18, driven by a 21% increase in Atacocha, which offset lower production volume in the Brazilian mines.

In 1H19, treated ore volume increased 4.0% year-over-year to 6,549kt which compensated for lower zinc grades (down 11bps to 3.16%). As a consequence, zinc production totaled 181kt, 0.9% higher than 1H18. Lead followed the same trend and production increased 2% to 25.4kt. Copper production, however, decreased by 11% to 17kt due to lower average copper grade (0.34%) when compared to 1H18 (0.39%).

Despite the setbacks we faced in the first semester, we expect to be successful in executing our mining plan during 2H19 and deliver our annual guidance for zinc production. Regarding the other metals, we are decreasing our production guidance for copper and lead

(3)  For details on segment definition and accounting policy please refer to explanatory note 1 — “Information by business segment and geographic area” in our consolidated Financial Statements at December 2018 and independent auditor’s report.

(4)  Segment consolidation available in the appendix.

(5)  For zinc equivalent calculation, please see appendix (“Mining Information — Consolidated”).

and we are increasing our guidance for silver and gold production — for more information, please refer to section “Nexa | Guidance 2019”.

Cerro Lindo

In 2Q19, treated ore volume of 1,660kt was negatively impacted by a 3-day interruption in our mine due to a fatal accident in mid-May, involving one of our employees, and a gradual ramp-up in production post-accident.

Zinc production of 31kt in 2Q19 was also affected by lower zinc head grade (2.04%), decreasing 7% compared with 33kt in 2Q18. Compared to 1Q19, zinc production decreased by 2%, driven by lower processed volume, offsetting better grades.

Lead production was stable at 3kt year-over-year. Copper production was 8kt, down 5% from 2Q18, impacted primarily by the decline in copper grades (4bps to 0.58%).

In the first six months of 2019, zinc production amounted to 62kt, up 2.5% compared to 1H18, driven by higher treated ore volume (+2.4%) and the 2bps increase in zinc grade to 2.02%, despite the operational setbacks we faced in both first (temporary plant shutdown as we ran into copper contaminants during the mining process in February) and second (described above) quarters. Copper production, on the other hand, was down 11% to 17kt due to the decline in copper head grade and also affected by the same factors.

During 2H19, we expect treated ore volume to increase and zinc ore grades to continue improving versus 1H19. Copper and lead grades should remain relatively stable.

We expect to continue investing to develop new galleries, in order to secure more flexibility in the operation, which should allow us, going forward, to mitigate factors that could affect mine production.

El Porvenir

Zinc production of 14kt was up 2% in 2Q19 versus the same quarter of last year, primarily driven by a 7bps increase in grade to 3.01%, while treated ore volume remained relatively flat year-over-year.

Silver content followed the same trend and increased 31% versus 2Q18, given higher average head grade (by 7% to 2.04oz/t). Lead production was relatively stable despite better average head grade (by 3bps to 1.03%).

In the first half of 2019, zinc production totaled 28kt, down 4% compared to 1H18, as a result of lower grade (2.98% versus 3.07% in 1H18).

Based on the mine sequencing and continuous improvement in operating stability, zinc production is expected to continue to expand along the next quarters, already demonstrated by the 3% increase quarter-over-quarter.

Atacocha

Zinc production of 4kt was up 3% in the second quarter versus the same quarter of last year due to the 12bps increase in zinc head grade to 1.55%. Lead production followed the same trend and expanded 21% to 4kt, also driven by better grade (up 32bps to 1.43%). Compared to 1Q19, zinc and lead production increased by 24% and 20%, respectively. Higher lead ore grades seen in the year-to-date are associated with the higher mineral feed coming from the San Gerardo open pit, which currently provides the concentrator plant with 67% of its total treated ore. However, increased underground development is in progress in order to increase production coming from the underground mine, as to increase overall mined ore volume to match processing plant capacity.

In 1H19, zinc production amounted to 8kt, down 4.6% from the same period of last year due to the temporary maintenance shutdown in 1Q19. For the remainder of the year we expect production to continue to improve along the next quarters of 2019.

Vazante

Zinc production of 36kt in 2Q19 increased by 2% compared to 2Q18 driven by higher treated ore volume (+13%), positively affected by the additional worker shift in the mine (increasing operating hours), which offset lower zinc grade (down 146bps to 11.27%). Compared to 1Q19, production expanded 3%.

In the first six months of 2019, zinc production totaled 70kt, a decrease of 0.3% when compared to 1H18. The main drivers were lower zinc head grade and the maintenance shutdown in March to replace one of the mills, as explained in the first quarter.

Based on the mine sequencing, production is expected to continue to improve along the next quarters of 2019.

Morro Agudo

Zinc production of 6kt was 6% higher in the second quarter compared to 2Q18, as we increased processing of zinc ore (up 13%), offsetting the 11bps decrease in zinc grade. Quarter-over-quarter in 2019, zinc grade increased 13bps.

In 1H19, zinc production was 12kt, up 19% from 1H18, driven by higher treated ore volume (+22%) offsetting lower zinc grade (down 7.6bps to 2.23%).

Going forward, as we increase our mining exploration of the deposits within the Ambrósia trend, we should see higher grades in Morro Agudo’s zinc ore mix.

Financial Performance

US$ million	2Q19	1Q19	2Q18	2Q19 vs. 2Q18		1H19	1H18	1H19 vs. 1H18
Net revenue	246.1	272.2	301.3	(18.3)%		518.3	628.6	(17.5)%
COGS	(186.6)	(199.0)	(176.1)	6.0%		(385.6)	(348.6)	10.6%
Gross profit	59.5	73.3	125.3	(52.5)%		132.8	280.0	(52.6)%
Adjusted EBITDA	44.0	82.5	116.3	(62.2)%		126.5	276.9	(54.3)%
Adjusted EBITDA Mg	17.9%	30.3%	38.6%	(20.7	)p.p.	24.1%	43.8%	(19.7	)p.p.

Note: Financial performance pre intersegment eliminations.

Net Revenue for the mining segment totaled US$246 million in 2Q19, a decrease of 18%, versus 2Q18 primarily as a result of lower average zinc, copper and lead market prices compared to 2Q18 (down 11%, 11%, and 21%, respectively) and higher benchmark TCs.

In 1H19, net revenue reached US$518 million, down 18% compared to US$629 million in the first half of 2018 mainly affected by the already-mentioned lower LME metal prices.

Cost of sales increased by 6% in 2Q19 compared to 2Q18, to US$187 million. This increase was primarily explained by (i) higher material and personnel costs, mostly driven by higher treated ore volume and the additional work-shift in Vazante; and (ii) an increase in maintenance costs and third-party services; partially offset by  the depreciation of the Brazilian currency positively impacting COGS in Brazil.

In 1H19, cost of sales were up 11% to US$386 million compared to 1H18 driven by higher treated ore volume, mineral transportation and material costs in Peru and in Brazil (due to the ramp up of Ambrósia) in 1Q19, in addition to the impacts mentioned above related to 2Q19.

Adjusted EBITDA for the mining segment totaled US$44 million in 2Q19, 62% lower than in the same quarter of the previous year, primarily due to (i) lower LME base metal prices year-over-year and higher TCs, negatively impacting concentrate sales by US$63 million; (ii) higher operating costs (personnel and third-party services) across all mines; (iii) by-product credits decrease due to lower metal prices; and (iv) higher SG&A expenses due to the increased allocation of corporate expenses to the mining segment. These negative effects were partially offset by FX-related gains of US$10 million positively impacting costs of our Brazilian mines.

During 1H19, adjusted EBITDA for mining totaled US$127 million, down 54% year-over-year due to lower metal prices, higher unit costs and SG&A expenses (including the allocation of corporate expenses to the mining segment), despite the FX-related gains in Brazil.

Cash cost(6),(7) — Mining Segment

Consolidated cash cost		2Q19	1Q19	2Q18	2Q19 vs. 2Q18	1H19	1H18	1H19 vs. 1H18
Cash Cost net of by-products	US$/t	1,055	881	553	90.9%	967	521	85.6%
AISC net of by-products	US$/t	1,812	1,435	920	96.9%	1,622	855	89.7%
Cash Cost net of by-products	US$/lb	0.48	0.40	0.25	90.9%	0.44	0.24	85.6%
AISC net of by-products	US$/lb	0.82	0.65	0.42	96.9%	0.74	0.39	89.7%

Cash cost in 2Q19 increased by 91% to US$0.48/lb compared to US$0.25/lb in 2Q18. Market-related factors, such as higher treatment charges and lower LME prices, which affected by-products credits, had a negative impact of US$0.10/lb and US$0.09/lb, respectively. Additionally, we had an increase in operating costs of US$0.05/lb mainly due to higher maintenance and personnel costs, as a result of higher processed ore volumes. These factors were partially offset by a U$0.05/lb increase in by-products sales volume mainly related to lead sales in Atacocha and El Porvenir.

AISC also increased in 2Q19 to US$0.82/lb, up 97% compared to 2Q18, impacted by higher cash cost, non-expansion CAPEX, and corporate G&A (mainly driven by the already mentioned re-allocation between segments).

For a reconciliation of cash cost and AISC, please refer to the appendix section “All-in Sustaining Cost — Mining”.

(6)  Our cash cost net of by-products credits is measured with respect to zinc sold.

(7)  AISC does not include Aripuanã capex

Smelting Segment

Sales volume

Consolidated		2Q19	1Q19	2Q18	2Q19 vs. 2Q18		1H19	1H18	1H19 vs. 1H18
Metallic zinc sales	kt	146.8	136.5	143.1	2.6%		283.3	280.4	1.0%
Global Recovery	%	94.0	93.7	93.3	77	bps	93.9	93.8	4	bps
Zinc oxide sales	kt	9.2	8.9	9.0	2.0%		18.1	18.1	(0.0)%
Total	kt	156.0	145.5	152.1	2.5%		301.5	298.6	1.0%

In 2Q19, metallic and oxide zinc production was 155kt, down 2.2% from 2Q18 mainly driven by the Peruvian operation, as described below.

Sales volume of metallic zinc increased 2.6%, totaling 147kt due to a better Brazilian market demand in 2Q19 compared to the same period a year ago. Compared to 1Q19, sales volume was up 7.5%, driven by a seasonally stronger demand in 2Q19 and the pick-up in sales in Peru after the planned maintenance shutdown of two of our main customers during the first quarter.

In the first six months of 2019, total metal production was 307kt, relatively stable compared to a year ago. Sales volume of metallic zinc totaled 283kt, up 1% from 1H18.

The planned maintenance shutdown at Cajamarquilla to implement the Jarosite process conversion, initially scheduled for the end of 3Q19, was postponed to the beginning of November 2019. In this context, we expect production to stay on track and annual sales guidance to be achieved.

Peru

The Cajamarquilla smelter sold 84kt of metallic zinc in 2Q19, up 3% from the same quarter a year ago due to stronger export sales. On the other hand, production fell 3% against 2Q18, mostly impacted by a temporary reduction in smelting capacity due to lower cathode quality in April. The operation normalized during May.

In the first six months of 2019, production was 168kt, up 2% from 1H18 driven by the recovery in production performance in 1Q19 against 1Q18. Sales volume was also up 2% to 164kt, driven by higher export volume.

Brazil

In 2Q19, total production amounted to 72kt, relatively stable when compared to 2Q18, and total metal sales volume increased 2% to 72kt. Três Marias metallic zinc production was 41kt, slightly down (2.5kt) year-over-year as we decided to process this additional volume out of our Juiz de Fora smelter in 2Q19. As a result, our Juiz de Fora production increased by 11% (+2.1kt) to 22kt.

In terms of recovery rate, both operations increased to over 94% recovery rate (Três Marias reached 94.1%, up 70bps and Juiz de Fora reached 94.2%, up 290bps year-over-year) primarily explained by the better performance of our furnaces.

In 1H19, sales volume of our Brazilian smelters totaled 137kt, relatively stable when compared to 1H18.

Financial Performance

US$ million	2Q19	1Q19	2Q18	2Q19 vs. 2Q18		1H19	1H18	1H19 vs. 1H18
Net revenue	508.8	455.0	520.2	(2.2)%		963.8	1,077.5	(10.6)%
COGS	(426.7)	(427.2)	(481.7)	(11.4)%		(853.8)	(998.4)	(14.5)%
Gross profit	82.2	27.8	38.5	113.4%		110.0	79.1	39.0%
Adjusted EBITDA	73.4	25.8	46.7	57.1%		99.2	76.6	29.5%
Adjusted EBITDA Mg	14.4%	5.7%	9.0%	5.4	p.p.	10.0%	7.2%	2.9	p.p.

Note: Financial performance pre intersegment eliminations.

Net Revenue was US$509 million in 2Q19, 2% lower compared to US$520 million in 2Q18. The year-over-year decrease in zinc metal prices was in part offset by an increase in sales volume. Higher sulfuric acid price in Peru also contributed positively as a by-product revenue.

In 1H19, net revenue was US$964 million, down 11% from US$1,078 million in 1H18, mainly reflecting decrease in zinc metal price, partially offset by slightly positive sales volume growth in the period.

Cost of sales decreased by 11% in 2Q19, totaling US$427 million compared to US$482 million in 2Q18 mainly driven by (i) lower LME zinc prices impacting the concentrate purchase price; (ii) higher TCs paid to our smelters; and (iii) the depreciation of the Brazilian currency lowering costs in our Brazilian smelters. These impacts were partially offset by higher costs from increase in volumes.

In 1H19, cost of sales were down 14% compared to 1H18, driven by the same reasons noted above, for 2Q19.

Zinc concentrate | treatment charge

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 2Q19, Nexa acquired 45% of zinc concentrate from third parties, with the remainder supplied directly from our own mines.

Sources of Zinc Concentrate to Nexa Smelters (kt) — 2Q19

We apply a benchmark TC for our integrated mining and smelter operations. For our purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges or treatment charges negotiated annually.

The 2019 benchmark TC, negotiated earlier in April, was US$245/t concentrate, up 67% from 2018.

In order to reduce volatility, for the majority of our third-party contracts, which are renewed through different periods during the year, we consider the 3-years average benchmark TC. The reference (average benchmark TC of 2019, 2018 and 2017) for 2019 stood at US$188/t concentrate, up 6.4% from the previous reference (average benchmark TC of 2018, 2017 and 2016).

At the end of 2Q19, spot treatment charge in China was US$270/t concentrate, up from US$257/ton at the end of 1Q19 and US$19/t at the end of 2Q18, as reported by Wood Mackenzie.

Adjusted EBITDA for the smelting segment totaled US$73 million in 2Q19, up 57% from the same quarter of the previous year. This increase was mainly explained by (i) FX-related gain in our Brazilian smelters due to BRL devaluation against U.S. dollar; (ii) lower concentrates purchase costs and higher TCs; (iii) the effect of higher payable value of sulfuric acid in Peru with a positive contribution of US$7.5 million; (iv) lower G&A expenses in 2Q19 due to the reallocation of corporate expenses to our mining segment; which offset (v) lower LME metal prices year-over-year.

During 1H19, smelting EBITDA totaled US$99 million, up 29% against 1H18, primarily driven by the above-mentioned factors.

Cash cost(8) — Smelting Segment

Consolidated cash cost		2Q19	1Q19	2Q18	2Q19 vs. 2Q18	1H19	1H18	1H19 vs. 1H18
Cash Cost net of by-products	US$/t	2,305	2,513	2,862	(19.5)%	2,405	3,010	(20.1)%
AISC net of by-products	US$/t	2,473	2,654	3,092	(20.0)%	2,560	3,206	(20.1)%
Cash Cost net of by-products	US$/lb	1.05	1.14	1.30	(19.5)%	1.09	1.37	(20.1)%
AISC net of by-products	US$/lb	1.12	1.20	1.40	(20.0)%	1.16	1.45	(20.1)%

Cash cost decreased by 19% to US$1.05/lb (or US$2,305/t) in 2Q19 from US$1.30/lb (or US$2,862/t) in 2Q18. Unlike our mining segment, market-related factors, such as lower LME prices and higher treatment charges had positive impact in our costs of US$0.19/lb and US$0.05/lb, respectively.  Higher by-products credits, mostly related to an increase in sulfuric acid prices in Peru, also positively affected our cash cost by US$0.04/lb. These gains were slightly offset by a modest increase in operating costs.

AISC also decreased in 2Q19 to US$1.12/lb, impacted by the aforementioned reasons.

For a reconciliation of cash cost and AISC, please refer to the appendix section “All-in Sustaining Cost — Smelting”.

(8)  Our cash cost net of by-products credits is measured with respect to zinc sold.

Liquidity and Indebtedness

On June 30, 2019, Nexa’s consolidated gross debt stood at US$1,434 million (principal only), relatively stable compared to the balance at March 31, 2019.

At the end of the period, 90.5% (or US$1,298 million) of the gross debt was denominated in U.S. dollars and 9.5% (or US$136 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Cash & cash equivalents, and financial investments (“total cash”) amounted to US$860 million at June 30, 2019, down 6% compared to March 31, 2019 mainly due to continued investment over the past quarter in excess of operating cash flows.

As a consequence, Nexa’s net debt increased to US$612 million compared with US$561 million at the end of 1Q19.

Only 1.1% (US$15 million) of the total debt matures in 2019 and 17.8% (US$256 million) matures between 2019 and 2022, while 49.3% of total debt matures after 2026. Total cash is sufficient to cover the payment of all obligations maturing over the next 8 years.

As of June 30, 2019, the average maturity of the total debt was 5.6 years at an average interest rate of 4.7% per year.

Financial leverage, measured by the ratio of net debt to adjusted EBITDA of the last twelve months, was 1.28x at June 30, 2019, compared to a ratio of 1.07x at March 31, 2019, explained by the higher net debt and lower adjusted EBITDA.

US$ million	Jun 30, 2019	Mar 31, 2019
Net Debt	612.2	560.5
LTM Adj. EBITDA	476.9	523.1
Net Debt/Adj.EBITDA	1.28x	1.07x

Cash Flows

US$ million	2Q19	1H19
Net cash flows provided by (used in):
Operating activities	35.1	(4.9)
Investing activities	(147.0)	(164.8)
Financing activities	(1.2)	(112.8)
Increase (decrease) in cash and cash equivalents	(112.9)	(281.9)
Cash and cash equivalents at the beginning of the period	863.9	1,032.9
Cash and cash equivalents at the end of the period(a)	751.0	751.0

(a) Does not include financial investments totaling US$109 million at June 30, 2019

In 2Q19, the net cash flow provided by operating activities was positive US$35 million. Working capital changes had a negative impact of US$60 million due to (i) an increase in finished products inventory; (ii) higher trade accounts receivable; and (iii) an increment in tax recoverable; partially offset by (iv) withholding tax payments affecting “other liabilities” line. Interest expenses amounted to US$26 million, which includes semi-annual bond coupon payment of US$19 million.

We used US$147 million of net cash flows in investing activities in 2Q19, including US$95 million of capex (of which US$40 million was expansion capex). Additionally, we have increased the investment tenor of US$53 million of our cash position at our subsidiary Nexa Peru to periods above 90 days to capture higher time deposit yields, resulting in such amount being included in financial investments. Although this is a non-cash event, it negatively affected our consolidated free cash flow in the quarter.

Cash from financing activities in the quarter was slightly negative at U$1.2 million, mainly explained by foreign-exchange effect.

During 2Q19, Nexa repurchased 404,201 common shares at an average price of US$10.74/share, totaling a cash disbursement of US$4.3 million in the period. Since the program was initiated in November 2018, the Company has repurchased a total of 881,902 shares. The total common shares repurchased represent approximately 1.0% of the free float and are held in treasury.

As a result, we had a total cash decrease of U$113 million to US$751 million in 2Q19.

In 1H19, we had a net decrease in cash flows of US$282 million, primarily explained by cash dividend payments in 1Q19 and investment program expenditures.

Investments

Capital Expenditures (“CAPEX”)

Nexa made investments of US$95 million in 2Q19. Of this amount, 42% was allocated to expansion projects driven by Aripuanã’s project development (US$17 million) and Vazante’s mine deepening (US$10 million).

Non-expansion projects accounted for 58% of the total CAPEX in 2Q19. The main investments are related to (i) sustaining; and (ii) health, safety and environmental investments (“HSE”). Vazante’s dry stack tailings implementation, included in HSE, amounted to US$5 million in the quarter.

Capex per category (US$ million)	2Q19	1H19
Expansion/Greenfield	40	64
Modernization	4	7
Sustaining	34	56
HS&E/Tailing dams	14	29
IT/Others	2	3
Total	95	160

As the projects will continue to advance, our CAPEX guidance for the year remains unchanged.

Mineral Exploration and Project Development(9)

Opex (US$ million)	2Q19	1H19
Mineral exploration	19	33
Project development	9	16
Total	28	48

As part of our strategy we continue our efforts to replace and increase mineral reserves and resources. As a result, we continued to advance in our exploration activities, primarily focusing on identifying new ore bodies and upgrade resources classification through infill drilling campaigns.

In 2Q19, mineral exploration expenses were US$19 million, totaling US$33 million in the first six months of 2019. Investments were mainly related to greenfield (45% of total) and brownfield (30% of total) exploration.

Project development investment amounted to US$9 million in 2Q19, including approximately US$4 million directed towards greenfield projects in FEL1 and FEL2 stages and US$1 million to brownfield in the same stages. In 1H19, project development investment was US$16 million.

For the year, our mineral exploration and project development expenses guidance of US$128 million remains unchanged.

2Q19 and 1H19 highlights

Cerro Lindo

The exploration objectives in Cerro Lindo are the extension of known bodies and exploratory drilling to find new mineralized zones such as the satellite Orcocobre mineralized zone that can potentially be integrated to the mine schedule, extending the life of mine. In 2Q19, 12,863 meters of infill drilling and 12,294 meters of mineral exploration were executed, totaling 25,239 and 22,986 meters,

(9)  Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

respectively, in 1H19.

•                  The resources expansion drilling was executed at orebodies 3-4, 5C, 10, 12, and 13, which are satellite mineralized zones to the south-east of Cerro Lindo. The orebody 13 is in a central position in the mine, which could be incorporated into near term mine planning, as resources and reserves of this orebody are defined. In 2Q19, one drill hole achieved 55.20 meters, with 1.18% copper, 6.41% lead, 224 g/t silver and 13.01% zinc.

Over the following months, we plan to conclude our geological models of the satellite mineralized zones (including orebody 13) that could potentially be integrated into near term mine planning.

A new technical report for Cerro Lindo is expected by year-end 2019.

El Porvenir

The exploration objectives in El Porvenir are the delineation of mineralized bodies and exploratory drilling to extend the lateral and deep continuity of mineralized zones. In 2Q19, 11,289 meters of infill drilling and 13,294 meters of mineral exploration were executed, totaling 25,812 and 21,313 meters, respectively, in 1H19.

The exploration activities targeted satellite expansions in the Sara and Don Lucho areas (targets will be accessed underground) and confirmed zinc mineralization along strike and open for expansion, and also lead and gold. Key drill intersection results include:

Sara
Length (meters)	Zinc (%)	Silver (g/t)	Lead (%)	Gold (g/t)
21.00	1.06	303	3.95	2.97
16.10	2.61	58	1.62	—
12.70	2.36	273	5.05	—
10.30	0.78	563	3.40	1.18

Don Lucho
Length (meters)	Zinc (%)	Silver (g/t)	Lead (%)	Gold (g/t)
4.20	1.61	235	1.53	2.53
5.70	4.27	259	5.79	1.50
5.75	0.48	82	—	5.56
3.55	3.76	140	—	2.10

Over the following three months, we plan to continue drilling at the south extension of Sara and at the northern and southern extensions of Don Lucho.

Atacocha

The exploration objectives in Atacocha are drilling for lateral and depth extension of the known deposits including San Gerardo open pit, exploration drilling to find new mineralized zones and exploration of a porphyry type system that appears on the surface with evidence of copper-gold mineralization. In 2Q19, 10,352 meters of infill drilling and 10,422 meters of mineral exploration were executed, totaling 22,475 and 17,636 meters in 1H19. Key drill intersection results include:

San Gerardo
Length (meters)	Zinc (%)	Silver (g/t)	Lead (%)	Gold (g/t)
6.40	4.89	35	—	—
4.30	5.07	32	—	0.42
5.60	3.43	55	1.30	—
9.60	2.56	129	1.07	—

Atacocha-El Porvenir
Length (meters)	Zinc (%)	Silver (g/t)	Lead (%)	Gold (g/t)
10.05	3.12	—	—	—
8.65	11.81	13	1.90	—
11.55	5.54	57	—	0.42
12.25	7.13	—	—	0.35
19.10	7.02	—	—	—
17.20	17.2	30	3.95	0.44

Over the following months, we plan to continue our expansion drilling campaign at lateral extensions and deep extensions below 2900 elevation.

Vazante

The exploration objectives in Vazante are to expand the mineralized zones included in the resource model and find new areas with mineralized potential. In 2Q19, 25,607 meters of infill drilling and 6,880 meters of mineral exploration were executed, totaling 44,756 and 10,218 meters, respectively, in 1H19.

•                  Exploration drilling activities targeted northward extension, confirming zinc mineralization.

•                  At the deep far north extension, drilling intercepted a new mineralized zone, parallel to the Vazante mine, assaying 8.00% zinc over 7.84 meters, 280 meters deep.

Over the following months, we intend to continue our exploration drilling campaign at the Varginha North region and to continue drill testing the deepening of the southern portion of the Extremo Norte Site.

Nexa’s exploration program is enhancing its comprehension of Vazante mineral trend, enabling the identification of potential mineralized structures that could be integrated to the current operation.

The Vazante mine has a unique silicate ore and its integration with our Três Marias smelters generates an important contribution to Nexa’s results; which drives our dedication to these exploration initiatives.

Morro Agudo

The exploration objectives in Morro Agudo are:

•                  Exploratory drilling in the parallel structure to the west of the Bonsucesso target, in the northern extension of the Morro Agudo deposit;

•                  Infill drilling in the northern portion of Bonsucesso targeting inferred resources;

•                  Geotechnical drilling to define the best points for the development of the Bonsucesso project.

In 2Q19, 12,580 meters of infill drilling, with focus on Bonsucesso, and 5,037 meters of mineral exploration were executed, totaling 21,224 and 5,880 meters, respectively, in 1H19.

The exploration drilling to increase mineral resources targeted northward extension, confirming zinc and lead mineralization along strike and open for expansion. High grade and thick intercepts reveal continuity of the structure and potential for expansion. Bonsucesso key drill intersections results include:

Length (meters)	Zinc (%)	Lead (%)
36.78	7.04	0.75
4.94	8.96	1.50
19.34	7.79	0.07
6.55	3.26	0.74

Over the following months, we intend to continue our growth drilling campaign at the Bonsucesso north region and to develop new mineral resource and geological models, incorporating exploration and infill drilling results reported herein.

Hilarión

The exploration objective in Hilarión is to increase inferred resources, and have a better understanding of the deposit geomechanics and metallurgy. In 2Q19, 2,469 meters of drilling were completed, totaling 4,650 meters in 1H19. High grade and thick intercepts reveal continuity of the mineralized zones and potential for expansion.

The exploration drilling campaign, targeting northward extension, confirmed zinc and lead mineralization along strike and open for expansion presenting new intercepts with important gold mineralization as well.

For the year, we expect to reach our plan of 8,500 meters in 11 holes in the Hilarión mineralized trend.

Hilarión is one of the largest known zinc deposits in South America, with its mineralization still open laterally and at depth. Nexa is dedicated to continue the mineral exploration and engineering studies. As a result, we expect to have a preliminary economic assessment report on Hilarión by the end of 2019.

Aripuanã

Brownfield drilling at the Aripuanã Project focused on mineral resource expansion at the Babaçu and Massaranduba targets (satellite bodies that can be integrated in the future with the existing project). In 2Q19, 3,585 meters of diamond drilling were executed, totaling 6,291 meters in 1H19.

•                  At Babaçu, two drilling rigs are currently testing the extensions of the mineralized zone outlined in late 2018. Eight holes have already been drilled this year, four holes in the west and four holes in the east extension of mineralized zone. Key intercepts in the west extension towards the Ambrex site include 6.03% zinc and 3.03% led over 62.60 meters, 1.37% copper and 0.87 g/t gold over 46.58 meters and 1.85% copper and 1.27g/t gold.

Over the following months, we plan to focus our exploration drilling campaign in Babaçu.

In parallel with Aripuanã’s project construction, Nexa’s exploration team will continue to develop exploration campaigns in the region. Considering the deposit nature and genesis, there are important indicatives to support the existence of other mineralized structures that could be part of a larger mineral trend.

Projects under execution

Aripuanã project

In October 2018, Nexa’s Board of Directors approved the construction of the Aripuanã greenfield project, an underground polymetallic project containing zinc, lead and copper, located in the state of Mato Grosso, Brazil. The project is owned by Mineração Dardanelos Ltda, an entity controlled by Nexa Brazil(10) (which holds a 62.3% interest), Nexa Peru(11) (which holds a 7.7% interest) and Mineração Rio Aripuanã Ltda., a subsidiary of Karmin Exploration Inc. (which holds the remaining 30.0%). Nexa is currently funding the development of the project and Karmin is not required to contribute to the project costs until October 2019, one year after the completion of the feasibility study.

According to the Technical Report filed in October 2018, the average zinc equivalent production is estimated at 120kt per year over a life-of-mine of 13 years. The current project targets three main elongated mineralized zones (Arex, Link and Ambrex) that have been defined in the central portion of the project.

Based on current mineral reserves, the project has an estimated CAPEX(12) of US$392 million and a net present value (“NPV”) of US$129 million (at a discount rate of 9%). The Company entered into derivative contracts to mitigate its exposure to foreign currency risk associated with changes in the Brazilian real exchange rate for much of the estimated Brazilian real share of the CAPEX of the project.

We estimate that we will invest US$140 million in 2019 to develop Aripuanã, which represents 35% of the US$392 million in total estimated capital expenditures for the project, 49% in 2020, with residual investments to be made during the start of production in 2021.

2Q19 project update

By the end of 2Q19, around 58% of the total project capex was already committed, an additional 18% commitment since the first quarter.

During the second quarter, the execution of ramp tunnels for the Arex mine was concluded. The ramp tunnel for the Link mine achieved 90% physical progress. This will enable Nexa to carry on infill drilling campaigns for a better comprehension of the mineralization, geomechanics and metallurgical parameters, while developing the mine to access the orebody.

On the procurement front, additional key items were concluded, such as, the mobile mine equipment and the primary mine development contractor to continue the mine development at Arex and Link. Process equipment and press filters are already being manufactured.

On the construction front, the civil and electromechanical contractor is already mobilized at site and has progressed on earthworks and deforestation activities, including the site access (Poraque’s road). The installation of the provisional electrical transmission line to feed the site has started and temporary facilities for Nexa and key contractors are under construction.

The human resources recruiting process has selected 515 local candidates (of which nearly 54% are women) to join Nexa’s professional qualification program for future mine and plant operation. We are also implementing social programs on surrounding communities, including improvements to the local public hospital emergency infrastructure.

(10)  100% owned by Nexa Resources

(11)  Nexa Peru is 80.16% owned by Nexa Resources

(12)  BRL/USD FX rate of 3.90

Brownfield Projects

	Brownfield Projects		Description	Advances (as of 2Q19)
BROWNFIELD	Vazante	**Mine deepening** (estimated completion 2022)	Life of mine: 12 years	➢ 81% physical progress ➢ Production at the deeper levels (326) represented 70% of Vazante's zinc production in the first half of 2019 ➢ Startup of 2 pumps of EB140 pumping station in 1Q19 with expected completion of phase 1 of this pumping station by 3Q19
		Dry-stacking (completed 2Q19)	Installation of a new filtering, drying, handling and disposal process of dry tailings that meets the life of mine of Vazante. This solution substitutes the current Aroeira dam's conventional tailings disposal	➢ Construction completed in 1Q19 ➢ Ramp-up in progress and according to plan
	Cerro Pasco Complex (El Porvenir and Atacocha operational integration process)	**El Porvenir tailings dam elevation – Level 4060** (completed in 2Q19)	To provide sustainability of operations at Atacocha and El Porvenir mines	➢ 97% physical progress ➢ 2Q19: civil works concluded; pending Operating License (expected in 3Q19) ➢ 1H19: level 4064 raising project approved by management; execution timing to be defined
		Waste disposal (estimated completion 2Q20)	New waste disposal to allow the continuity of the San Gerardo's open pit mine in Atacocha	➢ FEL3: 94% completed ➢ Construction is expected to be approved in 3Q19
	Cerro Lindo	**New waste disposal facility** (completed in 2Q19 and in operation)	New waste disposal to allow the continuity of Cerro Lindo unit to support the mine plan	➢ Project completed in 2Q19 according to operational requirements
		Replacement of seawater pipeline (estimated completion 3Q19)	A new fresh water pipeline from the desalination plant on the coast to the mine site.	➢ 84% physical progress ➢ Construction of the first two sections of pipeline was concluded. Third and last section under construction ➢ Conclusion expected for 3Q19 (initial estimate was 2Q19)
		New tailings filter (estimated completion 1Q20)	Construction of a new tailings filter to support Cerro Lindo's production level and mine plan	➢ 30% physical progress ➢ Detail engineering concluded and key long lead time equipment awarded ➢ Earthworks started and electromechanical assembly under final procurement process
	Três Marias	**Murici tailings** (initiate last phase in 2020)	Construction of a new tailings disposal divided into four phases: Central Module, East Module, West I Module and West II Module	➢ Waiting for West I raising construction permit to initiate the last phase in 2020 ➢ Central, East, and West II modules were already completed (West II dam and West I Module granted Operating License in 4Q18)
	Cajamarquilla	**Conversion to Jarosite process** (estimated start-up 4Q19)	Intended to convert the smelter process to the Jarosite process in order to improve the zinc recovery rate by ~3% (from 94% to 97%).	➢ 71% physical progress ➢ 2Q19: Conclusion of tanks & thickeners recovering works ➢ 3Q19: Equipment delivery, continuity of electromechanical work, and beginning of commissioning process ➢ Ramp up period should occur during November, 2019
	Morro Agudo	**Bonsucesso project** (after approval, construction is expected to begin in 2020)	Part of the Morro Agudo complex (Ambrosia Trend) and will extend the life of mine of the Morro Agudo complex. The run-of-mine of Bonsucesso will feed the existing processing plant.	➢ FEL2 studies concluded and presented in 2Q19 ➢ Next phase: advance on the development studies, including a full evaluation of Morro Agudo and Bonsucesso ore body integration

Market | 2019 Outlook

According to the latest report (July 2019) by the International Monetary Fund (“IMF”) the global economy should continue to expand, at a rate of 3.2% in FY2019, albeit at a slower pace than initially projected. Europe is expected to decelerate in the face of political uncertainties over Brexit, while the U.S. economy is growing modestly but better than expected (GDP +2.6%). The Chinese economy is still expected to grow above 6.0% but growth could be pressured by commercial tensions with the U.S. The outlook for Latin America is less favorable, with an expected GDP expansion of 0.6%, 80bps lower than in April, 2019 IMF report, with the Brazilian economy growing slightly above the average for the region (+0.8%), but still reflecting uncertainties regarding the pension reforms.

In the short term, global zinc consumption was revised downward to 14kt (source: Wood Mackenzie market report June 2019) and should continue to be affected by the uncertainties caused by U.S. and China trade war, and global growth.

In terms of supply, China continues to be a key factor, as there is an expectation zinc smelters will resume production after capacity closure (due to environmental issues), and also to take the advantage of higher TCs. Recent reports indicate a production increase in some Chinese smelters but below initial market expectations. In the Hunan province (the second-largest zinc-smelting province in China) smelters are facing challenges in restarting operations, mainly due to difficulties in implementing appropriate technology to treat and store residues.

As a result, the refined zinc market is expected to remain at a deficit in 2019 that, together with a persistent low level of stocks, may keep zinc fundamentals resilient.

Looking to the mid long term, there are some uncertainties over the zinc greenfield project pipeline. Most of the expected production is coming from projects in higher risk mining jurisdictions. In this context, market fundamentals may last longer than expected.

In relation to copper, also according to Wood Mackenzie, copper prices should be supported by healthy primary consumption over the second half of the year, especially in China, in addition to its tight scrap availability. Chinese demand should benefit from infrastructure investments due to easing in policy such as acceleration of power grid investment (one of the major copper consumer sector).

In this context, we remain positive in the medium-long term scenarios for zinc and copper and our strategy remains focused on growing in both metals in the Americas, ensuring long-lasting value creation with optimal capital allocation.

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as adjusted EBITDA, cash cost net of by-products, all-in sustaining cost, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on adjusted EBITDA, since financial results and income taxes are managed within the corporate level and are not allocated to operating segments. In this Earnings Release, we present adjusted EBITDA, which we define as (i) net income (loss) for the period, plus (ii) share in the results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less (viii) (reversion) impairment of property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of adjusted EBITDA.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production, smelting sales, CAPEX and OPEX related to exploration and project development.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

UPCOMING EVENT

Earnings Conference Call

Date: Thursday, August 1, 2019 – 10am (ET)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800-8910015

International: +1-412-902-6754

Live audio webcast with slide presentation

files: https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Renata Coutinho: renata.coutinho@nexaresources.com

Tamires Pereira: tamires.pereira@nexaresources.com

Henry Aragon: henry.aragon@nexaresources.com

Cristiene Costa: cristiene.costa@nexaresources.com

Appendix

Income Statement	29
Balance sheet | Assets	30
Balance sheet | Liabilities	31
Cash Flows	32
Capex	33
Segments Information	34
Mining Information | Consolidated	35
Mining Information | by Asset	36
Smelting Information | Consolidated and by Asset	38
All in Sustaining Cash Cost | Mining	40
All in Sustaining Cash Cost | Smelting	42

Income Statement

US$ million	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Net revenue	676.2	636.5	595.1	583.4	569.8	613.3
Cost of sales	(485.0)	(474.3)	(488.1)	(441.6)	(487.3)	(478.7)
SG&A	(43.3)	(43.8)	(36.6)	(35.8)	(41.1)	(42.1)
Mineral exploration and project development	(19.3)	(27.5)	(33.1)	(46.3)	(20.3)	(28.1)
Other operating results	(7.1)	3.5	16.0	5.8	5.6	(19.3)
Net financial result	(29.0)	(152.4)	(44.3)	23.1	(25.9)	(15.3)
Financial income	8.8	10.6	7.2	41.0	5.4	9.8
Financial expenses	(29.9)	(31.6)	(29.4)	(30.8)	(28.9)	(33.2)
Foreign exchange gains (loss), net	(7.9)	(131.4)	(22.1)	12.9	(2.3)	8.1
Depreciation, amortization and depletion	70.0	68.6	66.6	62.0	73.8	73.3
Adjusted EBITDA	191.2	162.9	119.8	130.8	107.9	118.5
Adj. EBITDA margin	28.3%	25.6%	20.1%	22.4%	18.9%	19.3%
Net income (loss)	62.8	(35.3)	6.9	56.6	(8.3)	23.3
Attributable to Nexa’s shareholders	55.1	(40.5)	7.4	52.9	(14.0)	20.4
Attributable to non-controlling interests	7.6	5.1	(0.4)	3.8	5.7	2.9
Weighted average number of outstanding shares — (in ‘000)(1)	133,320	133,320	133,320	133,293	133,293	132,628
Basic and diluted earnings (loss) per share - (in US$)	0.41	(0.30)	0.06	0.40	(0.11)	0.15

(1)Shares in treasury are not included in this amount.

Balance Sheet — Assets

Nexa - US$ thousand	June 30, 2019	Dec 31, 2018
Current assets
Cash and cash equivalents	751,013	1,032,938
Financial investments	109,079	91,878
Derivative financial instruments	5,473	7,385
Trade accounts receivable	168,381	173,204
Inventory	310,834	269,705
Other assets	200,433	122,857
	1,545,213	1,697,967

Non-current assets
Financial investments	362	355
Derivative financial instruments	2,631	3,820
Deferred taxes	202,516	201,154
Other assets	144,004	121,198
Property, plant and equipment	2,031,226	1,968,451
Intangible assets	1,698,375	1,742,461
Right-of-use assets	38,606	—
	4,117,720	4,037,439

Total assets	5,662,933	5,735,406

Balance Sheet — Liabilities

Nexa - US$ thousand	June 30, 2019	Dec 31, 2018
Current liabilities
Loans and financing	32,979	32,513
Lease liabilities	18,612	—
Derivative financial instruments	5,967	8,662
Trade payables	344,959	387,225
Confirming payable	65,869	70,411
Dividends payable	5,781	663
Asset retirement and enviromental obligations	22,392	20,357
Contractual liabilities	30,767	31,992
Other liabilities	118,065	100,027
	645,391	651,850

Non-current liabilities
Loans and financing	1,397,302	1,392,354
Lease liabilities	23,515	—
Derivative financial instruments	2,292	5,560
Asset retirement and enviromental obligations	252,879	249,925
Provisions	23,930	30,641
Deferred taxes	298,845	298,598
Contractual liabilities	159,600	167,645
Other liabilities	33,829	37,032
	2,192,192	2,181,755

Total liabilities	2,837,583	2,833,605

Shareholders’ equity
Total equity attributable to Nexa’s shareholders	2,400,161	2,476,593
Non-controlling interests	425,189	425,208
Total liabilities and shareholders’ equity	5,662,933	5,735,406

Cash Flows

Nexa - US$ thousand	2Q19	1H19
Cash flows from operating activities

Income (loss) before income tax	29,817	30,676
Depreciation and amortization	73,315	154,424
Interest and foreign exchange loss	11,456	41,637
Loss (gain) on sale of property, plant and equipment and intangible assets	596	982
Changes in provisions	14,966	12,580
Changes in operating assets and liabilities	(59,913)	(173,915)
Interest paid	(26,573)	(36,923)
Income taxes paid	(8,566)	(34,325)
Net cash provided by (used in) operating activities	35,098	(4,864)

Cash flows from investing activities
Acquisitions of property, plant and equipment	(94,641)	(159,609)
Net (purchases) sales of financial investments	(53,031)	(6,040)
Proceeds from the sale of property, plant and equipment	694	809
Net cash used in investing activities	(146,978)	(164,840)

Cash flows from financing activities
New loans and financing	13,369	13,369
Payments of loans and financing	(5,601)	(7,316)
Payments of lease liabilities	(4,524)	(8,333)
Dividends paid	(118)	(102,416)
Repurchase of the Company’s own shares	(4,347)	(8,103)
Net cash used in financing activities	(1,221)	(112,799)
Foreign exchange rates effect on cash and cash equivalents	236	578
Decrease in cash and cash equivalents	(112,865)	(281,925)
Cash and cash equivalents at the beginning of the period	863,878	1,032,938
Cash and cash equivalents at the end of the period	751,013	751,013

Capex

US$ million	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	1H19	2018
Mining	48.1	37.9	76.8	39.6	35.2	20.0	86.1	171.7
Cerro Lindo	14.0	9.7	19.4	4.5	1.6	0.5	23.6	26.0
El Porvenir	9.1	8.6	11.6	5.8	3.6	4.7	17.7	25.6
Atacocha	1.4	2.5	5.2	2.8	6.8	2.1	3.8	16.9
Vazante	20.6	15.7	34.7	22.7	21.2	11.2	36.3	89.9
Morro Agudo	3.1	1.5	6.0	3.8	1.9	1.6	4.6	13.3
Smelting	20.9	9.8	40.6	23.3	19.1	10.1	30.6	93.0
CJM	11.6	3.0	20.2	9.0	2.3	2.2	14.6	33.7
Três Marias	5.3	3.8	11.3	8.9	12.8	5.7	9.2	38.7
Juiz de Fora	4.0	2.9	9.1	5.4	4.0	2.1	6.9	20.6
Other	25.6	17.3	19.7	8.2	4.1	2.9	42.9	34.9

Expansion	40.1	24.0	42.2	19.4	19.2	9.6	64.0	90.5
Non-Expansion	54.6	41.0	94.8	51.7	39.3	23.3	95.6	209.1

Total	94.6	65.0	137.0	71.1	58.5	33.0	159.6	299.6

US$ million	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	1H19	2018
Modernization	4.0	2.9	9.6	3.7	0.7	1.0	6.8	15.0
Sustaining	34.0	22.4	46.4	19.6	14.9	9.4	56.5	90.2
HSE	14.5	14.7	34.3	23.0	20.5	11.2	29.2	89.1
Other	2.1	1.0	4.5	5.4	3.1	1.7	3.1	14.8
Non-Expansion	54.6	41.0	94.8	51.7	39.3	23.3	95.6	209.1

Segments Information

US$ million	2Q19	1Q19	2Q18	2Q19 vs. 2Q18	1H19	1H18	1H19 vs. 1H18
Revenue - Mining	246.1	272.2	301.3	(18.3)%	518.3	628.6	(17.5)%
Revenue - Smelting	508.8	455.0	520.2	(2.2)%	963.8	1077.5	(10.6)%
Intersegment results	(140.7)	(159.2)	(184.2)	(23.6)%	(299.9)	(392.6)	(23.6)%
Adjustments	(0.9)	1.8	(0.8)	7.2%	0.9	(0.8)	N/A
Net Revenue	613.3	569.8	636.5	(3.6)%	1183.1	1312.7	(9.9)%

Cost of sales - Mining (1)	(186.6)	(199.0)	(176.1)	6.0%	(385.6)	(348.6)	10.6%
Cost of sales - Smelting (1)	(426.7)	(427.2)	(481.7)	(11.4)%	(853.8)	(998.4)	(14.5)%
Intersegment results	140.7	159.2	184.2	(23.6)%	299.9	392.6	(23.6)%
Adjustments (1)	(6.2)	(20.4)	(0.8)	714.7%	(26.6)	(4.9)	440.9%
Cost of sales	(478.7)	(487.3)	(474.3)	0.9%	(966.1)	(959.3)	0.7%

Gross Profit - Mining	59.5	73.3	125.3	(52.5)%	132.8	280.0	(52.6)%
Gross Profit - Smelting	82.2	27.8	38.5	113.4%	110.0	79.1	39.0%
Adjustments	(7.1)	(18.6)	(1.6)	345.3%	(25.7)	(5.7)	353.2%
Gross Profit	134.6	82.5	162.2	(17.0)%	217.0	353.4	(38.6)%

Adjusted EBITDA - Mining	44.0	82.5	116.3	(62.2)%	126.5	276.9	(54.3)%
Adjusted EBITDA - Smelting	73.4	25.8	46.7	57.1%	99.2	76.6	29.5%
Adjustments	1.1	(0.5)	(0.2)	N/A	0.7	0.7	(0.7)%
Adjusted EBITDA	118.5	107.9	162.8	(27.2)%	226.3	354.2	(36.1)%

Note: the metal concentrate produced in our mines is sold to third parties and to our own smelters, which consume the majority of our zinc mining production. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

(1) The Company changed the presentation of certain items included in the reconciliation of cash cost per segment to segment COGS. Workers compensation and amortization of intangible assets acquired in business combinations are being presented as part of segment COGS, while it has been excluded from segment COGS in prior years. Comparative periods have been restated to give effect to such reclassifications.

Quarterly Mining information | Consolidated

Consolidated

Consolidated		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Treated Ore	kt	3,148.8	3,146.6	3,320.9	3,435.1	3,321.4	3,227.8

Grade
Zinc	%	3.19	3.35	3.13	3.39	3.10	3.23
Copper	%	0.42	0.36	0.38	0.35	0.35	0.33
Lead	%	0.50	0.53	0.52	0.56	0.49	0.54
Silver	oz/t	0.88	0.89	0.95	0.93	0.87	0.95
Gold	oz/t	0.005	0.013	0.006	0.005	0.005	0.004

in Content
Zn	kt	87.2	92.3	90.2	103.2	89.7	91.4
Cu	kt	10.7	9.0	10.2	9.2	9.0	8.4
Pb	kt	12.3	12.7	12.7	14.7	12.3	13.1
Ag	koz	1,890.0	1,856.6	2,077.9	2,162.0	2,084.2	2,226.3
Au	koz	7.4	7.1	7.1	7.6	6.5	5.5
Zn Eq production (1)	kt	133.9	135.6	138.1	150.4	133.6	135.2

Cash Cost Net of By-products (2)	US$/t	488.4	552.7	759.8	693.7	881.0	1,055.2
Cash Cost Net of By-products (2)	US$/lb	0.22	0.25	0.34	0.31	0.40	0.48

(1) Consolidated mining production in kt of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2018 average benchmark prices. The prices used for this conversion are:  Zinc: US$2,922/t (US$1.33/lb); Copper: US$6,523/t (US$2.96/lb); Lead: US$2,242/t (US$1.02/lb); Silver: US$16/oz; Gold: US$1,268/oz.

(2) Our cash cost net of by-products credits is measured with respect to zinc sold.

Quarterly Mining information | by Asset

Cerro Lindo, Peru

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Treated Ore	kt	1,712.5	1,635.4	1,732.6	1,834.2	1,767.3	1,659.9

Grade
Zinc	%	1.79	2.21	1.93	2.35	2.00	2.04
Copper	%	0.69	0.62	0.67	0.58	0.60	0.58
Lead	%	0.21	0.25	0.25	0.30	0.22	0.25
Silver	oz/t	0.63	0.62	0.78	0.72	0.62	0.69
Gold	oz/t	0.001	0.002	0.003	0.002	0.001	0.001

in Content
Zn	kt	27.8	33.2	29.9	39.5	31.6	30.9
Cu	kt	10.5	8.8	10.1	9.0	8.9	8.3
Pb	kt	2.7	3.0	3.0	4.1	2.8	3.0
Ag	koz	769.8	700.1	933.9	939.8	742.2	776.8
Au	koz	0.9	0.7	1.2	1.3	0.9	1.1
Zn Eq production (1)	kt	57.7	59.1	60.2	68.4	58.0	56.4

Cash Cost Net of By-products (2)	US$/t	(501.5)	(142.0)	118.9	243.2	336.1	779.1
Cash Cost Net of By-products (2)	US$/lb	(0.23)	(0.06)	0.05	0.11	0.15	0.35

El Porvenir, Peru

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Treated Ore	kt	535.2	539.0	533.9	541.8	530.3	539.8

Grade
Zinc	%	3.20	2.94	2.89	3.11	2.96	3.01
Copper	%	0.16	0.16	0.13	0.15	0.14	0.14
Lead	%	0.96	1.00	0.98	0.97	1.00	1.03
Silver	oz/t	1.82	1.91	1.93	2.01	2.05	2.04
Gold	oz/t	0.015	0.062	0.016	0.015	0.016	0.016

in Content
Zn	kt	15.4	14.0	13.6	14.9	13.9	14.3
Cu	kt	0.2	0.2	0.1	0.1	0.1	0.1
Pb	kt	4.1	4.4	4.1	4.1	4.2	4.4
Ag	koz	614.3	648.4	617.6	653.5	846.7	849.4
Au	koz	2.4	2.5	2.3	2.4	2.6	2.2
Zn Eq production (1)	kt	23.3	22.3	21.2	22.9	23.1	23.4

Cash Cost Net of By-products (2)	US$/t	1,267.9	904.5	1,368.6	1,214.9	1,099.7	1,447.6
Cash Cost Net of By-products (2)	US$/lb	0.58	0.41	0.62	0.55	0.50	0.66

Atacocha, Peru

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Treated Ore	kt	367.8	383.8	400.6	399.3	357.1	363.4

Grade
Zinc	%	1.42	1.42	1.49	1.40	1.30	1.55
Copper	%	0.10	0.10	0.10	0.10	0.09	0.09
Lead	%	1.28	1.11	1.11	1.22	1.21	1.43
Silver	oz/t	1.49	1.40	1.36	1.42	1.32	1.65
Gold	oz/t	0.017	0.016	0.013	0.014	0.015	0.011

in Content
Zn	kt	4.1	4.3	4.6	4.3	3.6	4.4
Cu	kt	0.0	0.0	0.0	0.0	0.0	0.0
Pb	kt	4.1	3.6	3.8	4.1	3.7	4.4
Ag	koz	424.8	406.3	407.8	439.9	383.1	495.4
Au	koz	4.1	3.9	3.6	3.8	3.0	2.2
Zn Eq production (1)	kt	11.3	11.0	11.4	11.6	9.8	11.4

Cash Cost Net of By-products (2)	US$/t	285.9	1,411.2	940.1	1,837.7	1,717.2	(25.6)
Cash Cost Net of By-products (2)	US$/lb	0.13	0.64	0.43	0.83	0.78	(0.01)

Vazante, Brazil

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Treated Ore	kt	313.4	327.0	363.2	370.8	372.2	369.7

Grade
Zinc	%	13.62	12.73	11.24	11.22	10.98	11.27
Lead	%	0.30	0.38	0.33	0.33	0.31	0.35
Silver	oz/t	0.54	0.70	0.63	0.58	0.58	0.62

in Content
Zn	kt	35.5	35.0	34.6	35.8	34.7	35.6
Pb	kt	0.2	0.3	0.3	0.3	0.3	0.3
Ag	koz	74.9	92.0	105.3	108.0	101.1	104.7
Zn Eq production (1)	kt	36.1	35.7	35.4	36.6	35.5	36.4

Cash Cost Net of By-products (2)	US$/t	827.4	817.9	867.3	826.3	1,090.2	1,161.0
Cash Cost Net of By-products (2)	US$/lb	0.38	0.37	0.39	0.37	0.49	0.53

Morro Agudo, Brazil

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Treated Ore	kt	220.0	261.4	290.6	288.9	294.6	294.9

Grade
Zinc	%	2.18	2.40	2.84	3.22	2.16	2.29
Lead	%	0.63	0.62	0.71	0.86	0.58	0.48

in Content
Zn	kt	4.4	5.8	7.5	8.7	6.0	6.2
Pb	kt	1.2	1.4	1.5	2.1	1.3	1.1
Ag	koz	6.3	9.8	13.2	20.8	11.0	—
Zn Eq production (1)	kt	5.5	7.4	9.9	10.9	7.3	7.6

Cash Cost Net of By-products (2)	US$/t	2,154.5	1,543.4	1,134.9	1,039.4	1,552.8	1,998.0
Cash Cost Net of By-products (2)	US$/lb	0.98	0.70	0.51	0.47	0.70	0.91

Quarterly Smelting | Consolidated and Sales by Asset

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Metallic zinc Production	kt	137.3	143.1	149.7	148.5	136.5	146.8
Zinc oxide Production	kt	9.1	9.0	10.2	9.8	8.9	9.2
Total sales volume	kt	146.4	152.1	160.0	158.3	145.5	156.0

Metallic zinc sales
Cajamarquilla	kt	79.0	81.9	84.3	87.5	79.8	84.2
Três Marias	kt	40.1	42.0	44.5	40.8	37.8	41.3
Juíz de Fora	kt	18.2	19.2	21.0	20.2	18.8	21.2

Zinc oxide sales
Três Marias	kt	9.1	9.0	10.2	9.8	8.9	9.2

Global recovery
Cajamarquilla	%	95.0	93.7	93.3	93.3	94.4	94.0
Três Marias	%	94.2	93.4	94.0	93.2	92.9	94.1
Juíz de Fora	%	92.4	91.3	94.9	95.3	92.2	94.2

Cash cost
Cajamarquilla	US$/t	3,087.0	2,948.4	2,480.1	2,427.1	2,405.3	2,347.0
Três Marias	US$/t	3,294.0	2,830.3	2,438.7	2,616.8	2,625.3	2,216.8
Juíz de Fora	US$/t	3,212.3	2,642.8	2,367.7	2,418.7	2,703.2	2,332.8

Cajamarquilla	US$/lb	1.40	1.34	1.12	1.10	1.09	1.06
Três Marias	US$/lb	1.49	1.28	1.11	1.19	1.19	1.01
Juíz de Fora	US$/lb	1.46	1.20	1.07	1.10	1.23	1.06

All-in Sustaining Cost - Mining

2Q19

US$ million (except where indicated otherwise)		Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
Sales Volume (Cointained Metal) - Zn
Tonnes		35,582	6,177	29,725	13,992	3,903	89,380		89,380
(+)	COGS	21.6	15.6	79.1	43.2	27.5	187.1	(0.5)	186.6
(+)	On-site G&A	2.3	1.8	0.0	0.0	0.0	4.1		4.1
(-)	By-products revenue	(1.2)	(3.9)	(55.6)	(20.1)	(21.8)	(102.7)	(1.7)	(104.5)
(+)	Treatment Charges	25.8	3.3	16.0	8.7	2.3	56.1		56.1
(+)	Selling Expenses	0.0	0.2	1.0	0.1	0.1	1.4		1.4
(-)	Depreciation, amortisation and depletion	(5.4)	(3.7)	(21.9)	(9.8)	(6.8)	(47.5)	(0.5)	(48.0)
(-)	Royalties	(0.5)	(0.4)				(0.9)		(0.9)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(2.2)	(0.5)	(0.7)	(4.0)		(4.0)
(+)	Others	(0.9)	(0.2)	6.8	(1.4)	(0.8)	3.5		3.5
(=)	Cash Cost (Sold)	41.3	12.3	23.2	20.3	(0.1)	97.0	(2.7)	94.3
	Cash Cost (Sold) (per t)	1,161.0	1,998.0	779.1	1,447.6	(25.6)	1,084.9	0.0	1,055.2
(+)	Non-Expansion Capital Expenditure	11.0	2.1	14.0	9.1	1.4	37.5	1.9	39.4
(=)	Sustaining Cash Cost (Sold)	52.3	14.4	37.1	29.3	1.3	134.5	(0.7)	133.8
	Sustaining Cash Cost (Sold) (per t)	1,470.3	2,335.0	1,248.7	2,097.1	323.5	1,504.4	0.0	1,496.5
(+)	Workers participation & Bonus	0.4	0.2	2.2	0.5	0.7	4.0		4.0
(+)	Royalties	0.5	0.4	0.0	0.4	0.3	1.6		1.6
(+)	Corporate G&A							22.5	22.5
(=)	AISC (Sold)								162.0
(=)	AISC (Sold)								1,812.1
(=)	AISC (Sold) in US$/lb								0.82

2Q18

US$ million (except where indicated otherwise)		Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
Sales Volume (Cointained Metal) - Zn
Tonnes		34,990	5,811	33,188	13,992	4,294	92,275	0.0	92,275
(+)	COGS	19.2	10.6	83.4	36.5	25.1	174.7	1.4	176.1
(+)	On-site G&A	1.4	1.1	0.0	0.0	0.1	2.6	0.0	2.6
(-)	By-products revenue	(1.9)	(3.4)	(71.8)	(21.3)	(13.5)	(111.9)	(1.9)	(113.8)
(+)	Treatment Charges	15.2	2.0	12.2	5.5	1.7	36.7	0.0	36.7
(+)	Selling Expenses	(0.0)	0.2	0.2	0.1	0.0	0.6	0.0	0.6
(-)	Depreciation, amortisation and depletion	(4.4)	(1.0)	(23.3)	(9.4)	(6.4)	(44.6)	(0.1)	(44.7)
(-)	Royalties	(0.4)	(0.3)	0.0	0.0	0.0	(0.8)	0.0	(0.8)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(2.7)	(1.5)	(0.1)	(4.9)		(4.9)
(-)	Others	0.0	0.0	(2.7)	2.8	(0.8)	(0.8)	0.0	(0.8)
(=)	Cash Cost (Sold)	28.6	9.0	(4.7)	12.7	6.1	51.6	(0.6)	51.0
	Cash Cost (Sold) (per t)	817.9	1,543.4	(142.0)	904.5	1,411.2	559.1	0.0	552.7
(+)	Sustaining Capital Expenditure	6.1	1.7	0.9	3.6	6.8	19.1	0.7	19.9
(=)	Sustaining Cash Cost (Sold)	34.8	10.6	(3.8)	16.3	12.9	70.7	0.2	70.9
	Sustaining Cash Cost (Sold) (per t)	993.2	1,832.0	(115.8)	1,163.2	3,005.8	766.6	0.0	768.4
(+)	Workers participation & Bonus	0.4	0.2	2.7	1.5	0.1	4.9	0.0	4.9
(+)	Royalties	0.4	0.3	0.0	0.5	0.2	1.5	0.0	1.5
(+)	Corporate G&A							7.6	7.6
(=)	AISC (Sold)								84.9
(=)	AISC (Sold)								920.4
(=)	AISC (Sold) in US$/lb								0.42

All-in Sustaining Cost — Smelting

2Q19

US$ million (except where indicated otherwise)		Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
Sales Volume (Zinc content in Products)
Tonnes		48,485	21,075	84,125	153,686		153,686
(+)	COGS	120.9	58.5	247.2	426.7	0.0	426.7
(-)	Cost of freight	(2.7)	(0.8)	(10.1)	(13.6)	0.0	(13.6)
(+)	On-site G&A	1.4	1.3	4.4	7.1	0.1	7.2
(-)	Depreciation, amortisation and depletion	(5.0)	(3.7)	(16.0)	(24.6)	0.0	(24.6)
(-)	By-products revenue	(4.1)	(4.5)	(26.9)	(35.5)	0.0	(35.5)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(1.1)	(1.7)	0.0	(1.7)
(+)	Others	(2.8)	(1.5)		(4.2)		(4.2)
(=)	Cash Cost (Sold)	107.5	49.2	197.4	354.1	0.1	354.2
	Cash Cost (Sold) (per t)	2,216.8	2,332.8	2,347.0	2,304.0		2,304.6
(+)	Non-Expansion Capital Expenditure	5.3	4.0	5.0	14.3	0.8	15.1
(=)	Sustaining Cash Cost (Sold)	112.8	53.1	202.5	368.4	0.9	369.3
	Sustaining Cash Cost (Sold) (per t)	2,326.2	2,521.9	2,406.7	2,397.1		2,403.0
(+)	Workers participation & Bonus	0.3	0.3	1.1	1.7		1.7
(+)	Corporate G&A					9.0	9.0
(=)	AISC (Sold)						380.1
(=)	AISC (Sold) (per t)						2,472.9
(=)	AISC (Sold) in US$/lb						1.12

2Q18

US$ million (except where indicated otherwise)		Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
Sales Volume (Zinc content in Products)
Tonnes		49,069	19,107	81,720	149,896	0	149,896
(+)	COGS	148.2	59.7	284.8	492.7	(11.0)	481.7
(-)	Cost of freight	(2.7)	(0.8)	(10.2)	(13.7)	0.0	(13.7)
(+)	On-site G&A	1.2	1.0	3.9	6.1	0.8	6.8
(-)	Depreciation, amortisation and depletion	(4.0)	(3.2)	(16.3)	(23.5)	(0.2)	(23.8)
(-)	By-products revenue	(3.6)	(5.8)	(20.9)	(30.2)	9.2	(21.0)
(-)	Workers participation & Bonus	(0.3)	(0.4)	(0.4)	(1.1)	(0.1)	(1.1)
(+)	Others	0.0	0.0	0.0	0.0	0.0	0.0
(=)	Cash Cost (Sold)	138.9	50.5	240.9	430.3	(1.3)	429.0
	Cash Cost (Sold) (per t)	2,830.3	2,642.8	2,948.4	2,870.8		2,862.0
(+)	Sustaining Capital Expenditure	12.8	4.0	1.8	18.6	0.8	19.4
(=)	Sustaining Cash Cost (Sold)	151.7	54.5	242.7	448.9	(0.6)	448.4
	Sustaining Cash Cost (Sold) (per t)	3,091.6	2,852.6	2,970.0	2,994.9		2,991.2
(+)	Workers participation & Bonus	0.3	0.4	0.4	1.1	0.1	1.1
(+)	Corporate G&A					14.0	14.0
(=)	AISC (Sold)						463.5
(=)	AISC (Sold) (per t)						3,092.1
(=)	AISC (Sold) in US$/lb						1.40